STAR FUNDS

                              Federated Investors
                           Federated Investors Tower
                      Pittsburgh, Pennsylvania 15222-3779

                                 (412) 288-1900

                                 March 25, 1997

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

   RE: STAR FUNDS (the ``Trust'')
       1933 Act File No.  33-26915
       1940 Act File No.  811-5762

Dear Sir or Madam:

     On behalf of the Trust, we hereby submit this application for withdrawal of Post-Effective Amendment No. 32 under the Securities Act of 1933 (`1933 Act'') and Amendment No. 33 under the Investment Company Act of 1940 which was filed on March 24, 1997, on behalf of all of its portfolios, pursuant to Rule 485(b)(1)(v) under the 1933 Act.

     Post-Effective Amendment No. 32 was filed in order to extend the effectiveness of Post-Effective Amendment No. 31, filed pursuant to Rule 485(a) on January 24, 1997, which was to become effective automatically as of 5:30 p.m. (E.S.T.) on March 24, 1997. It was deemed necessary to request the extension under Rule 485 (b)(1)(v) due to technical difficulties in obtaining, on a timely basis, all of the documents necessary to complete the originally planned Rule 485(b) filing to complete the registration statement filed in January under Rule 485(a).

     Subsequent to the extension filing, the necessary electronic documents became available and the Trust wishes to transmit its originally planned Rule 485(b) filing to become effective today to meet a client request.

     We, therefore, respectfully request, pursuant to Rule 477 under the 1933 Act, that the Securities and Exchange Commission withdraw Post-Effective Amendment No. 32 filed on March 24, 1997.

     If you have any questions regarding this application for withdrawal, please contact Diane Bobak at (412) 288-1097.

                                   Very truly yours,


                                   /s/ C. Grant Anderson
                                   C. Grant Anderson
                                   Secretary




3/8/97